    As filed with the Securities and Exchange Commission on August 31, 1995.


                                                       Registration No. 33-61331

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ____________________


                                Amendment No. 1


                                       to

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                              ____________________

                             GREYHOUND LINES, INC.
              (Exact Name of Company as Specified in Its Charter)

                        DELAWARE                                              86-0572343
              (State or Other Jurisdiction                                 (I.R.S. Employer
            of Incorporation or Organization)                            Identification Number)

           15110 N. DALLAS PARKWAY, SUITE 600                     MARK E. SOUTHERST, GENERAL COUNSEL
                  DALLAS, TEXAS 75248                           15110 NORTH DALLAS PARKWAY, SUITE 600
                     (214) 789-7000                                      DALLAS, TEXAS  75248
  (Address, Including Zip Code, and Telephone Number,                       (214) 789-7000
      Including Area Code, of Company's Principal         (Name, Address, Including Zip Code, and Telephone
                   Executive Offices)                     Number, Including Area Code, of Agent for Service)

                                                        Copies to:
                LAWRENCE D. STUART, JR.                                     HENRY D. KAHN
                 WEIL, GOTSHAL & MANGES                                 PIPER & MARBURY L.L.P.
             100 CRESCENT COURT, SUITE 1300                                 53 WALL STREET
                  DALLAS, TEXAS 75201                                  NEW YORK, NEW YORK 10005

                            ______________________
         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [ ]
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                              ___________________


         THE COMPANY HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE COMPANY SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

***************************************************************************
*                                                                         *
*  Information contained herein is subject to completion or amendment.    *
*  A registration statement relating to these securities has              *
*  been filed with the Securities and Exchange Commission.  These         *
*  securities may not be sold nor may offers to buy be accepted prior     *
*  to the time the registration statement becomes  effective.  This       *
*  prospectus shall not constitute an offer to sell or the                *
*  solicitation of an offer to buy nor shall there be any sale of these   *
*  securities in any State in which such offer, solicitation or sale      *
*  would be unlawful prior to registration or qualification under the     *
*  securities laws of any such State.                                     *
*                                                                         *
***************************************************************************


                  SUBJECT TO COMPLETION, DATED AUGUST 31, 1995


PROSPECTUS

[LOGO]                         10,004,144 SHARES

                             GREYHOUND LINES, INC.

                                  COMMON STOCK


         Of the 10,004,144 shares of common stock, par value $.01 per share (the "Common Stock"), of Greyhound Lines, Inc. (the "Company") offered hereby (the "Offering"), 4,000,000 shares are being sold by the Company and 6,004,144 shares are being sold by the Selling Stockholder. See "Selling Stockholder." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholder. The Company's Common Stock is traded on the American Stock Exchange under the symbol "BUS." On August 29, 1995, the last reported sale price of the Common Stock on the American Stock Exchange was $4.3125 per share. See "Market Price of Common Stock and Dividend Policy."



         SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

___________

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.


=========================================================================================================
                                                                                              Proceeds to
                                 Price to              Agent's            Proceeds to           Selling
                                  Public            Commission(1)         Company (2)         Stockholder
- ---------------------------------------------------------------------------------------------------------
  Per Share . . . . . .            $                     $                    $                   $
- ---------------------------------------------------------------------------------------------------------
  Total . . . . . . . .        $                     $                    $                   $
=========================================================================================================

(1) The Company and the Selling Stockholder have retained Rothschild Inc. as agent (the "Selling Agent") to act on their behalf to obtain purchasers for the shares of Common Stock offered hereby. The Selling Agent has made no firm commitment and is under no obligation to purchase or sell all or any part of the shares of Common Stock offered hereby, but has agreed to use its best efforts to solicit and receive offers to purchase the Common Stock on terms acceptable to the Company and the Selling Stockholder. The Company and the Selling Stockholder have agreed (i) to pay the Selling Agent a fee in connection with the sale of the Common Stock and (ii) to indemnify the Selling Agent against certain liabilities under the Securities Act of 1933, as amended. See "Plan of Distribution."
(2)      Before deducting expenses payable by the Company, estimated at
         $          .

         The shares of Common Stock are offered by Rothschild Inc. solely as agent for the Company and the Selling Stockholder, subject to the several right of the Company and the Selling Stockholder to reject orders in whole or in part. It is expected that delivery of the certificates representing the shares of Common Stock will be made against payment therefor at the offices of
Rothschild Inc., New York, New York, on or about         , 1995.

                                _______________

                                ROTHSCHILD INC.
                                _______________


                The date of this Prospectus is           , 1995.

IN CONNECTION WITH THE OFFERING, THE SELLING AGENT MAY EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.



                             AVAILABLE INFORMATION

         The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not include all the information set forth in the Registration Statement and the exhibits thereto, to which reference is made for further information with respect to the Company.

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, and in accordance therewith files periodic reports, proxy and information statements, and other information with the Commission. The Registration Statement and the exhibits thereto and all reports, proxy and information statements, and other information filed by the Company with the Commission may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and may also be inspected and copied at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock is listed on the American Stock Exchange and all reports, proxy and information statements, and other information filed by the Company with the Commission also may be inspected at the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed with the Commission are incorporated into this Prospectus by reference:


         (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1994, as amended on Form 10-K/A;



         (2) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995;



         (3) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995; and



         (4) The Company's Registration Statement on Form 10 filed August 23, 1991, as amended by Form 8, Amendment No. 6.


All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Prospectus.

         The Company will provide without charge to each person, including any beneficial owner of Common Stock, to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any and all of the documents which have been or may be incorporated by reference in this Prospectus, except that exhibits to such documents will not be provided unless they are specifically incorporated by reference into such documents. Requests for copies of any such document should be directed to Greyhound Lines, Inc., 15110 N. Dallas Parkway, Suite 600, Dallas, Texas 75248,
Attention:  Investor Relations, telephone:  (214) 789-7577.

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the more detailed information and consolidated financial statements (including the notes thereto) appearing elsewhere or incorporated by reference in this Prospectus. As used in this Prospectus, unless the context indicates otherwise, the "Company" means Greyhound Lines, Inc. and its consolidated subsidiaries, taken as a whole. Unless otherwise indicated, the information presented in this Prospectus assumes that all shares of Common Stock offered by the Company are sold in the Offering.

                                  THE COMPANY

         Greyhound Lines, Inc. (the "Company") is the only nationwide provider of intercity bus transportation services in the United States. The Company currently provides scheduled passenger service to more than 2,450 destinations with a fleet of approximately 2,000 buses and approximately 1,700 sales outlets. The Company also provides package express delivery service, charter service and, in certain terminals, food service. The Company's executive offices are located at 15110 N. Dallas Parkway, Suite 600, Dallas, Texas 75248, and its telephone number is (214) 789-7000.

                               BUSINESS STRATEGY

         Following a substantial decline in ridership and revenues, the Company hired a new Chief Executive Officer and Chief Operating Officer, each of whom has substantial experience in the bus industry, as well as a new Chief Financial Officer. In response to a review of the Company's operations, this management team has implemented a "back to basics" strategy focusing on increasing revenues and improving customer service. This strategy seeks to maximize the unique value of the Company's national bus network by serving both long- and short-haul markets, connecting rural and urban America and providing transportation between major cities. To implement its strategy, the Company is increasing operating capacity, telephone answering capacity, and its emphasis on long-haul bus routes. Additionally, the Company is actively managing pricing in individual markets, reducing the use of deeply discounted promotional tickets, and introducing everyday low pricing. The Company's new strategy is supported by a marketing campaign that integrates advertising, public relations, sales promotion and pricing.


         As part of its revenue enhancement plans, the Company has begun to reestablish relations with regional bus carriers to improve interline service and to increase the use of shared terminals. Management is also developing programs to improve its package express delivery service through system upgrades, localized marketing strategies and price and schedule improvements, and to increase its position in the charter business through targeted local selling in selected markets. Additionally, the Company will continue its efforts to develop markets where it believes there are revenue opportunities, such as those along the U.S.-Mexico border and between major Hispanic population centers in the U.S.


         Many of the Company's operating expenses are fixed costs or costs that cannot be changed rapidly. Accordingly, costs such as depreciation, amortization and lease expenses related to the bus fleet and facilities, maintenance, driver operations and customer service generally do not vary proportionately with short-term changes in demand for the Company's services. Management believes that there are limited opportunities to further reduce the Company's cost structure and that returning the Company to profitability will be dependent on increasing revenues. Moreover, the revenue enhancement strategy, which involves, in part, providing more convenient service over the Company's routes, as well as the addition of new schedules to meet customer travel preferences, will require the Company to incur additional expenses during 1995 and future years compared to 1994.


         The Company currently uses an automated system ("TRIPS") at approximately 250 terminals to sell tickets, to manage revenue and seat capacity and to quote fare and schedule information. In June 1995, approximately 81% of the tickets sold by the Company were generated using TRIPS compared to 65% in January 1994. Since May 1994 TRIPS has maintained a 99% scheduled system availability and ticketing speed is comparable to the Company's predecessor system. The Company has de-emphasized the reservation portion of its TRIPS system in order to simplify the ticketing process, further reduce ticketing time, and provide for more responsive telephone service. To further improve customer service the Company has modified its telephone answering procedures and opened a new telephone center to provide more telephone-answering capacity. These improvements have resulted in an increase in the number of unique callers reaching the telephone information center from approximately 70% in July 1994 to in excess of 95% in July 1995 and resulted in 10.5 million calls being handled during the first six months of 1995 representing a 15.6% increase from the same period in 1994.


         Since the beginning of 1993, the Company has acquired 864 new buses, including 102 new buses from Motor Coach Industries International ("MCII") delivered in June and July of this year, and disposed of 1,615 older buses as part of its program to modernize and standardize the fleet. As a result, the average age of the fleet has been reduced from 9.5 years in January 1993 to 6.5 years in August 1995. However, 32% of the Company's bus fleet remains in excess of 10 years old. While the Company could continue to use these older buses, the Company intends, over time, to replace these older, less reliable vehicles with new buses. The Company believes that newer buses, as well as older buses with newer engines, are more fuel efficient than buses with older engines. New buses generally require less maintenance and are less costly to maintain, in part because of warranty coverage. The Company also anticipates acquiring new buses to increase the size of the fleet in order to implement its plan to increase revenues by operating additional bus miles. Moreover, due to technical design improvements and governmental regulations, the principal bus engine model used in the Company's fleet will no longer be available after 1997. In anticipation of this change, the Company expects to acquire and begin advance testing of new bus models. The Company expects to acquire up to 300 new buses over the next 18 months. Orders have been placed for 23 new MCII buses for delivery in September 1995 and the Company is negotiating a further 50 bus order for delivery in December 1995. Financing for these 50 buses has been offered by MCII. Additional orders will be placed subject to the availability of financing on suitable terms, through a variety of methods, including borrowings under its credit agreement, operating and capital leases and the possible sale of securities. While the Company believes that available facilities will provide the necessary funds for a significant portion of these buses and that recent operating trends will support additional financing, there can be no assurance that the Company will be able to obtain additional financing on suitable terms for these purposes.


                              RECENT DEVELOPMENTS

Second Quarter 1995 Results Compared to Second Quarter of 1994 Results

         Operating revenues for the second quarter of 1995 were $161.4 million representing a $10.3 million or 6.8% increase over revenues of $151.1 million for the second quarter of 1994 as passenger counts increased by approximately 7.1% over the second quarter of 1994. This increase was achieved despite the impact in the second quarter of 1994 of a short advance purchase, deep discount "$68 or Less" fare promotion. The promotion resulted in lower yields (revenue per passenger mile) during the second quarter of last year (9.32 cents per mile) versus this year (9.61 cents per mile). The promotion was discontinued for the second half of 1994.


         The operating loss for the second quarter of 1995 was $2.8 million compared to a $27.1 million operating loss for the second quarter of 1994. The operating loss for the second quarter of 1994 reflected $20.5 million of certain operating charges for a number of items including claims from the Company's 1990 bankruptcy, increased cost estimates for environmental remediation, and an adjustment to depreciation to recognize impairment of certain operating facilities which are less than fully utilized. Excluding the impact of these certain charges, the operating loss for the second quarter of 1994 would have been approximately $6.6 million.


         The net loss for the second quarter of 1995 was $9.9 million compared to a $45.4 million net loss for the second quarter of 1994. In addition to the $20.5 million in certain charges discussed above, net income for the second quarter of 1994 reflected the impact of a $10.6 million adjustment to income taxes to reverse tax benefits recorded in the first quarter of 1994. See "Summary Selected Historical Financial and Operating Data."

Financial Forecasts

         In October 1994, in connection with a prospective tender offer and rights offering, the Company issued Financial Forecasts for 1995 and 1996 (the "Financial Forecast"). Management has recently completed a review of the 1995 Financial Forecast as compared to the Company's performance for the six month period ended June 30, 1995. As a result of this review, management presently believes that both passenger revenues and expenses for 1995 will be higher than those set forth in the 1995 Financial Forecast.

         Under management's "back to basics" strategy, the Company has increased its operating capacity and schedule offerings and, accordingly, is running a greater number of bus miles than were assumed in the Financial Forecast. To support this planned increase in operating capacity, the Company has and will continue to incur in 1995 certain expenses not anticipated in the Financial Forecast, such as hiring and training new bus drivers, adding operating management in the field and opening a new telephone center.



         Management believes that the additional passenger miles being operated will generate additional revenues that will roughly offset the related increase in expenses. Based on this anticipated increase in revenue attributable to additional bus miles, the Company currently expects that it will generate operating income in 1995 in an amount reasonably consistent with the operating income projected in the 1995 Financial Forecast.



New Credit Facility



         In June 1995, the Company renegotiated its existing credit facility (the "New Credit Facility"). The New Credit Facility provides for revolving loans, letters of credit and letter of credit guarantees up to a maximum commitment of $73.5 million. Syndication commitments under the New Credit Facility, including Foothill Capital Corporation's ("Foothill") commitment as the lead agent, total $65.0 million at August 30, 1995. Availability under the New Credit Facility is limited to the aggregate of the following: (1) revolving advances of up to $3.5 million based on a formula of certain eligible accounts receivable; (2) revolving advances of up to $35.0 million (subject to increase to $45.0 million under certain circumstances) (the "Fixed Asset Advances") based on the value of certain fixed asset collateral pledged to Foothill; and (3) a bus purchase facility of up to $26.5 million (the "Bus Purchase Facility"). Borrowings under the New Credit Facility mature on May 31, 1998, although availability under the Fixed Asset Advances will be subject to quarterly reductions after April 1996. The New Credit Facility is secured by liens on substantially all the assets of the Company, excluding real estate purchases and new bus purchases unless those buses are specifically pledged to support borrowings under the Bus Purchase Facility. The New Credit Facility allows the Company to dispose of certain non-core real estate properties. In addition, non-bus capital expenditures are limited to $25.0 million annually with no spending limitations on bus purchases as long as financed through debt, or operating or capital leases with maturities of no less than five years. The New Credit Facility is subject to certain financial covenants, including maintenance of a minimum net worth and an agreed ratio of cash flow to interest expense.

                                  THE OFFERING

 Common Stock Offered By:
     The Company . . . . . . . . . . . . .    4,000,000 shares
     The Selling Stockholder . . . . . . .    6,004,144 shares
                                             ----------
        Total  . . . . . . . . . . . . . .   10,004,144 shares
                                             ==========

 Common Stock to be Outstanding after the
     Offering  . . . . . . . . . . . . . .   58,158,726 shares(1)


 Use of Proceeds . . . . . . . . . . . . .   The Company will use approximately $9.7 million of the net proceeds from its sale of Common Stock to repurchase (the
                                             "Senior Note Repurchase") approximately $10.7 million aggregate principal of its 10% Senior Notes due 2001 (the "Senior Notes")
                                             at an effective price of approximately $860 per $1,000 bond.
                                             These repurchased Senior Notes will be applied toward future sinking fund obligations. The Company will use the remaining proceeds for general corporate purposes.  See "Use of Proceeds."
                                             The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholder.

 Dividend Policy . . . . . . . . . . . . .   The Company has not paid dividends on the Common Stock in the past and does not expect to pay any dividends on the Common
                                             Stock in the foreseeable future.

 American Stock Exchange Symbol  . . . . .   BUS

 Risk Factors  . . . . . . . . . . . . . .   See "Risk Factors" for a discussion of certain information that should be considered by prospective purchasers of the Common
                                             Stock.


__________________


   (1) Does not include 7,939,446 shares of Common Stock reserved for issuance pursuant to the Company's stock option program (of which 5,122,536 shares were subject to outstanding options at June 30, 1995 with a weighted average exercise price of $3.48), and 792,242 shares issuable upon conversion of the Company's outstanding 8.5% Convertible Subordinated Debentures due March 31, 2007 (the "Convertible Debentures") at a conversion price of $12.375 per share.

           SUMMARY SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

        (IN THOUSANDS EXCEPT PER SHARE, OTHER DATA AND OPERATING DATA)

         The selected financial data presented below for the three years ended December 31, 1992, 1993 and 1994 have been derived from the Company's audited consolidated financial statements. The selected financial data at and for the six- and three-month periods ended June 30, 1994 and 1995 have been derived from the unaudited consolidated financial statements and internal accounting records of the Company which, in the opinion of management, contain all adjustments, consisting only of normal, recurring adjustments, necessary to present fairly the Company's results of operations and financial position for such periods and at such dates. The consolidated results of operations for the six- and three- month periods ended June 30, 1995 are not necessarily indicative of the results to be expected for the full year or for future periods. The selected financial data presented below should be read in conjunction with the Consolidated Financial Statements of the Company and the related notes thereto which are incorporated by reference into this Prospectus.


                                                                                   Six Months Ended          Three Months Ended
                                           Years Ended December 31,                    June 30,                   June 30,
                                   -----------------------------------------  --------------------------   -------------------------
                                       1992          1993           1994          1994          1995           1994         1995
                                   -----------    -----------    -----------  -----------   -----------    -----------  ------------
 STATEMENT OF OPERATIONS DATA:
  Operating revenues   . . . . .   $   692,981    $   666,496    $   616,331  $   284,925   $   293,160    $   151,073  $   161,367
  Operating expenses
    Transportation services(a)(b)      604,094        593,501        645,761      310,842       293,353        165,535      157,137
    Depreciation and amortization       33,499         33,154         36,046       19,901        14,498         12,610        7,074
  Interest expense   . . . . . .        35,297         30,832         33,456       15,561        13,881          7,657        7,013
  Income tax provision(b)  . . .         9,142          6,253         16,862           17            28         10,656           26
  Income (loss) before
    extraordinary  items and
    cumulative effect of a
    change in accounting
    principle (b)  . . . . . . .        10,949          8,594       (115,794)     (61,396)      (28,600)       (45,385)      (9,883)
  Extraordinary items (c)  . . .           --             407        (38,373)         --            --             --           --
  Cumulative effect of a change
  in accounting principle (d)  .           --             690            --           --            --             --           --
  Net income (loss)  . . . . . .   $    10,949    $     7,497    $   (77,421) $   (61,396)  $   (28,600)       (45,385)      (9,883)
  Earnings per share of Common
    Stock (e):
    Primary
      Income (loss) before
        extraordinary items and
        cumulative effect of a
        change in accounting       $      1.10    $      0.65    $     (7.58) $     (4.19)  $    (0.54)    $    (3.10)  $    (0.18)
        principle  . . . . . . .
      Extraordinary items  . . .           --           (0.03)          2.51          --            --             --           --
      Cumulative effect of a
        change in accounting
        principle  . . . . . . .           --           (0.05)           --          --            --              --           --
                                   -----------    -----------    -----------  -----------   -----------    -----------  ------------
      Net income (loss)  . . . .   $      1.10    $      0.57    $     (5.07) $     (4.19)  $     (0.54)   $     (3.10) $     (0.18)
                                   ===========    ===========    ===========   ==========   ===========    ===========  ===========
    Fully diluted
      Income (loss) before
        extraordinary items and
        cumulative effect of a
        change in accounting
        principle  . . . . . . .   $      0.96    $       0.65   $     (7.58) $     (4.19)  $     (0.54)   $     (3.10) $     (0.18)
      Extraordinary items  . . .           --           (0.03)          2.51          --            --             --           --
      Cumulative effect of a
        change in accounting
        principle  . . . . . . .           --           (0.05)           --          --            --              --           --
                                   -----------    -----------    -----------  -----------   -----------    -----------  ------------
      Net income (loss)  . . . .   $      0.96    $      0.57    $     (5.07) $     (4.19)  $     (0.54)   $     (3.10) $     (0.18)
                                   ===========    ===========    ===========   ==========   ===========    ===========  ===========
  Weighted average number of
    shares outstanding:(e)
      Primary  . . . . . . . . .     9,911,063     13,209,869     15,284,050   14,651,858    53,061,852     14,652,321   53,743,682
      Fully diluted  . . . . . .    15,666,343     13,209,869     15,284,050   14,651,858    53,061,852     14,652,321   53,743,682

                                                                                   Six Months Ended          Three Months Ended
                                           Years Ended December 31,                    June 30,                   June 30,
                                   -----------------------------------------  --------------------------   -------------------------
                                       1992          1993           1994          1994          1995           1994         1995
                                   -----------    -----------    -----------  -----------   -----------    -----------  ------------
 STATEMENT OF FINANCIAL POSITION
 DATA (AT THE END OF PERIODS:)
  Total assets   . . . . . . . .   $   485,936    $   541,293    $   511,449  $   501,857   $   471,802    $   501,857  $  471,802
  Long-term debt (f)   . . . . .       290,712        260,412        197,125      270,591       186,863        270,591     186,863
  Stockholders' equity (deficit)        52,262        152,166        153,196       90,783       124,671         90,783     124,671

 OPERATING DATA:
  Regular service miles operated
    (millions)   . . . . . . . .           242            235            236          110           117             58          63
  Passenger miles (millions)   .         5,967          5,926          5,392        2,478         2,567          1,355       1,422
  Load factor (% of available
  seats filled)  . . . . . . . .          54.8           56.0           49.9         49.2          47.6           51.1        49.4
  Yield (Revenue per passenger
  mile) (cents)  . . . . . . . .          9.73           9.45           9.61         9.57          9.59           9.32        9.61
  Revenue per bus mile (dollars)          2.40           2.38           2.20         2.15          2.10           2.19        2.18
  Passengers (millions)  . . . .          16.2           15.4           16.0          7.3           7.7            3.8         4.1
  Average Trip Length (miles)  .           369            384            338          342           335            358         351
- ----------------------



(a) Transportation services includes bus operating lease payments of $27.8 million, $20.0 million and $22.7 million for the years ended December 31, 1992, 1993 and 1994, respectively, $10.7 million and $11.4 million for the six-month periods ended June 30, 1994 and 1995, respectively, and $5.7 million and $5.6 million for the three-month periods ended June 30, 1994 and 1995, respectively.

(b) The loss for the year ended December 31, 1994 and the six months and three months ended June 30, 1994 reflected $61.9 million, $21.0 million and $20.5 million, respectively, in certain operating charges, including increases in insurance and legal reserves to recognize the pre-bankruptcy claims previously barred by the bankruptcy court, adverse claims development in 1994, and certain litigation exposure; write-downs of real estate and other assets; costs associated with an operational restructuring. The Company also recorded in the second quarter of 1994, a $10.6 million income tax provision to reverse a deferred tax benefit recognized in the first quarter of 1994. For the full year 1994, the Company recorded a $17.0 million increase in the income tax provision reversing a deferred tax benefit recognized in prior years.

(c) For the year ended December 31, 1994, the Company recorded an extraordinary loss of $3.6 million related to the write-off of debt issuance costs on the Company's previous credit agreement. The Company also recorded an extraordinary gain of $41.9 million for the year ended December 31, 1994, related to the conversion of $89.0 million principal amount of 8.5% Convertible Debentures due 2007 (the "Convertible Debentures") into Common Stock in December 1994. The Company recorded an extraordinary loss of $407,000 for the year ended December 31, 1993, on the write-off of debt issuance costs related to the replacement of the Company's then existing credit agreement.

(d) The net impact from adoption of Statement of Financial Accounting Standards No. 109 Accounting for Income Taxes was $690,000 and is reported as a charge to earnings as the cumulative effect of a change in accounting principle for the year ended December 31, 1993.

(e) The completion of the Company's financial restructuring plan pursuant to which the Company converted approximately $89.0 million of Convertible Debentures into Common Stock in December 1994 resulted in the issuance of approximately 22.8 million shares of Common Stock. In January 1995, the Company issued an additional 16.3 million shares of Common Stock in connection with the consummation of a related rights offering.

(f) The Company's long-term debt was reduced by $89.0 million related to the conversion of the Convertible Debentures into Common Stock.

                                  RISK FACTORS

         Prospective purchasers of the Common Stock offered hereby should carefully consider all of the information contained in this Prospectus (including information incorporated by reference herein), especially the considerations described or referred to in the following paragraphs.

RECENT LOSSES

         The Company had an operating loss of $14.7 million for the six months ended June 30, 1995, compared to an operating loss of $45.8 million for the comparable 1994 period, and anticipates that it will have a net loss for the year ending December 31, 1995. The decreased loss for the first half of 1995 resulted from a 2.9% increase in operating revenue and a 6.9% decrease in operating expenses. However, there can be no assurance that these trends will continue. Although the Company has implemented new strategic and operational initiatives intended to enhance revenues, the Company's operations generally are subject to financial, economic, legal and other factors, many of which are beyond its control. Accordingly, there can be no assurance that the Company will be able to implement these initiatives without delay or that these initiatives will return the Company to profitability.

CAPITAL RESOURCES AND LIQUIDITY


         The Company requires significant cash flows to meet its debt service and other continuing obligations. Assuming that the Senior Note Repurchase had been consummated using a portion of the proceeds of the Offering, at June 30, 1995 the Company would have had, on a pro forma basis, $182.4 million in long-term debt outstanding (excluding $16.4 million of issued and undrawn standby letters of credit), consisting primarily of the Senior Notes. After giving effect to the Senior Note Repurchase, the Company will have semi-annual interest payments (each January 31 and July 31) of $7.6 million due on the Senior Notes.



         The Senior Notes have sinking fund payments, initially in the amount of $8.0 million and increasing annually thereafter, beginning in July 1996. The Company intends to satisfy the 1996 sinking fund payment with the $1.7 million of Senior Notes that the Company currently owns and Senior Notes acquired through the Senior Note Repurchase. The Company intends to fund the Senior Note Repurchase with the proceeds of the Offering and if necessary, borrowings under the New Credit Agreement. After satisfying the 1996 sinking fund requirement, the balance of the Senior Notes repurchased in the Senior Note Repurchase will be used to satisfy a portion of the 1997 sinking fund payment of $10.0 million, leaving $5.6 million to be satisfied from other Company resources.



         The Company's operations also require significant annual capital and maintenance expenditures related to the Company's bus fleet, properties and systems software. Approximately 32% of the Company's bus fleet is more than 10 years old. The Company's experience indicates that as the age of its fleet increases, the dependability and quality of service declines, which may make the Company less competitive. While the Company could continue to use these older buses, the Company intends, over time, to replace these older, less reliable vehicles with new buses. To replace these buses and to support the planned increase in the size of the bus fleet, the Company expects to acquire up to 300 new buses over the next 18 months at an aggregate cost of approximately $70 to $80 million. See "Prospectus Summary -- Business Strategy." Management believes that a delay in acquiring these new buses could adversely affect future operations due to the higher operating costs associated with operating older buses and the inability to implement fully the Company's plans to increase total bus miles.



         The Company's ability to finance these and other capital expenditures and to meet its other financial obligations will depend on the Company's future operating performance, which will be subject to financial, economic, legal and other factors affecting the business and operations of the Company, many of which are beyond its control. Although the New Credit Facility and cash flows from operating activities will be sufficient to make a portion of the Company's planned expenditures, the Company's operating strategy will depend on the availability of additional sources of financing, such as operating and capital lease financing or funds provided through sales of assets or sales of securities. There can be no assurance that the Company will be able to obtain financing on suitable terms for these purposes.

LIENS ON ASSETS UNDER THE NEW CREDIT FACILITY



         The New Credit Facility, which provides the Company with revolving loans, letters of credit and letter of credit guarantees up to a maximum commitment of $73.5 million, is secured by liens on substantially all of the assets of the Company, excluding real estate purchases and new bus purchases, unless those buses are specifically pledged to support increased borrowings under the Bus Purchase Facility. See "Prospectus Summary - Recent Developments
- - New Credit Facility." The existence of the liens on the assets of the Company under the New Credit Facility may impair the Company's ability to obtain additional secured financing, other than purchase money financing, in the future.



        The New Credit Facility contains customary financial covenants and events of default for an asset-based credit facility. While the Company is currently in compliance with its financial covenants, an event of default under the New Credit Facility could have a material adverse effect on the Company. In addition, an event of default under the New Credit Facility may constitute an event of default with respect to the Senior Notes and certain of the Company's material leases for equipment and properties.


COMPETITION

         The transportation industry is highly competitive. The Company's primary sources of competition for passengers are low cost air travel from both regional and national airlines, automobile travel and, in certain markets, regional bus companies and Amtrak. Regional airlines are increasing their penetration in intermediate-haul markets (400 to 1,000 miles), forcing the Company and the bus industry generally to reduce prices in these markets in order to compete. Additionally, airline discount programs attract long-haul passengers from the Company. Because price is the primary method of meeting airline competition, the Company has adopted everyday low pricing to respond to these market changes.



         Competition from regional bus companies has increased materially during the past several years. Price, frequency of service and convenient scheduling are the current strategies of the Company to meet this competition. Regional bus companies currently service more routes in direct competition with the Company than in the recent past. These competitors also possess operating authority over numerous routes potentially competitive to the Company that they do not currently operate. Based on market and competitive conditions, the regional bus companies could operate such routes in the future. Competition by U.S. based bus and van operators for Spanish speaking customers is growing, particularly in states along the U.S.-Mexican border. The Company also expects significant competition from Mexican bus carriers beginning in 1997 when barriers to entry into the cross border intercity bus market are eliminated under the North American Free Trade Agreement.


SEASONALITY

         The Company's business is seasonal in nature and generally follows the pattern of the travel industry as a whole, with peaks during the summer months and the Thanksgiving and Christmas holiday periods. Historically, the Company has experienced substantial seasonal variances in cash flow.

IMPORTANCE OF SELF-INSURANCE AUTHORITY AND AVAILABILITY OF INSURANCE

         The Interstate Commerce Commission (the "ICC") has granted the Company authority to self-insure its automobile liability exposure for interstate passenger service up to a maximum level of $5.0 million per occurrence. To maintain self-insurance authority, the ICC requires the Company to maintain a tangible net worth of $10.0 million (as of June 30, 1995, the Company's tangible net worth was $104.9 million) and to maintain a $15.0 million trust fund (currently fully funded) to provide security for payment of claims. Subsequent to the ICC grant, thirty-eight states and the District of Columbia granted the Company the authority to self-insure its intrastate automobile liability exposure.

         The ICC maintains continuing oversight of the Company's self-insurance authority, and the ability of the Company to continue as an authorized self-insurer is dependent upon its future financial performance. If the ICC were to revoke the Company's self-insurance authority or require substantial additional contributions to the trust fund, such action would have a material adverse effect on the Company's financial condition and results of operations.

LITIGATION


         The Company is a party to various lawsuits the outcome of which, if adverse to the Company, could have a material adverse effect on the results of operations and financial position of the Company. See "Legal Proceedings" in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995.


ABSENCE OF DIVIDENDS ON COMMON STOCK

         The Company has not paid any dividends on the Common Stock in the past and does not anticipate paying dividends on the Common Stock in the foreseeable future. Moreover, the Company's indenture governing the Senior Notes restricts, and the New Credit Facility prohibits, the Company from declaring or paying cash dividends on the Common Stock. See "Market Price of Common Stock and Dividend Policy."

ANTITAKEOVER EFFECTS OF CERTAIN INSTRUMENTS AND AGREEMENTS OF THE COMPANY

         The Company's certificate of incorporation and bylaws, the New Credit Facility, the Senior Note Indenture, the Shareholder Rights Plan (as defined), certain other contracts to which the Company is a party, and the Delaware General Corporation Law contain provisions that could have the effect of delaying or preventing a transaction that results in a change of control (as defined) of the Company.


                                USE OF PROCEEDS


         The net proceeds to the Company from the sale of the 4,000,000 shares of Common Stock being offered by the Company are estimated to be $16,016,875 million (based on the last reported sale price of the Common Stock on the American Stock Exchange on August 29, 1995 of $4.3125 per share). The Company intends to use $9.7 million of the net proceeds received by it to repurchase $10.7 million aggregate principal amount of Senior Notes pursuant to a put/call agreement in principle with one of the Company's principal stockholders. The purchase price for the Senior Notes was based on arms-length negotiations. The Company intends to satisfy the 1996 sinking fund payment with the $1.7 million of Senior Notes that the Company currently owns and Senior Notes acquired through the Senior Note Repurchase. The Company intends to fund the Senior Note Repurchase with the proceeds of the Offering and if necessary, borrowings
under the New Credit Facility.   After satisfying the 1996 sinking fund
requirement, the balance of the Senior Notes repurchased in the Senior Note Repurchase will be used to satisfy a portion of the 1997 sinking fund payment of $10.0 million, leaving $5.6 million to be satisfied from other Company resources.


If there are any proceeds remaining after the Senior Note Repurchase the Company will use such proceeds for general corporate purposes. Pending use, the net proceeds to the Company from the Offering will be invested in short-term, interest-bearing securities.

         The Company will not receive any portion of the net proceeds from the sale of the shares of Common Stock by the Selling Stockholder.

                                 CAPITALIZATION


         The following table sets forth the capitalization of the Company as of June 30, 1995, and as adjusted to give effect to the sale of 4,000,000 shares of Common Stock by the Company (based on the last reported sale price of the Common Stock on the American Stock Exchange on August 29, 1995 of $4.3125 per share) and the Senior Note Repurchase, as though those transactions had occurred at June 30, 1995. The table below assumes that all the 4,000,000 shares of Common Stock offered by the Company will be sold. In the event less than all such share are sold by the Company, the Company will first apply the net proceeds of the shares sold by it to the Senior Note Repurchase. The following information should be read in conjunction with the Consolidated Financial Statements of Greyhound Lines, Inc. and Subsidiaries incorporated by reference into this Prospectus.



                                                                                     June 30, 1995
                                                                           ----------------------------------
                                                                                                    As
                                                                                Actual           Adjusted
                                                                           ----------------  ----------------
                                                                                     (in thousands)
 Long-term debt:
     New Credit Facility (a) . . . . . . . . . . . . . . . . . . . . .           $  2,518          $   2,518
     Other secured indebtedness  . . . . . . . . . . . . . . . . . . .             34,501             34,501
     Senior Notes (b)  . . . . . . . . . . . . . . . . . . . . . . . .            144,397            134,960
     Convertible Debentures  . . . . . . . . . . . . . . . . . . . . .              9,804              9,804
     Other long-term debt  . . . . . . . . . . . . . . . . . . . . . .                642                642
                                                                            -------------       ------------
            Total long-term debt . . . . . . . . . . . . . . . . . . .            191,862            182,425
     Less current maturities . . . . . . . . . . . . . . . . . . . . .              4,999              4,999
                                                                            -------------       ------------
     Long-term debt, net (c) . . . . . . . . . . . . . . . . . . . . .            186,863            177,426
                                                                            -------------       ------------
 Stockholders' equity:
     Preferred stock (10,000,000 shares authorized; par value $.01, none issued) Series A junior preferred stock (500,000 shares
        authorized; par value $.01; none issued) . . . . . . . . . . .            --                  --
     Common stock (100,000,000 shares authorized; par value $.01;
        53,852,874 shares issued; 100,000,000 shares authorized, as adjusted; par value $.01, as adjusted; 57,852,874 shares
        issued, as adjusted (d)) . . . . . . . . . . . . . . . . . . .                538                578
     Capital in excess of par value  . . . . . . . . . . . . . . . . .            212,085            228,062
     Retained deficit  . . . . . . . . . . . . . . . . . . . . . . . .            (85,415)           (85,674)
     Unfunded accumulated pension obligation . . . . . . . . . . . . .            ( 1,499)           ( 1,499)
     Treasury stock, at cost (109,192 shares)  . . . . . . . . . . . .            ( 1,038)           ( 1,038)
                                                                          ---------------     --------------
            Total stockholders' equity . . . . . . . . . . . . . . . .            124,671            140,429
                                                                          ---------------     --------------
 Total Capitalization  . . . . . . . . . . . . . . . . . . . . . . . .    $       316,533      $     322,854
                                                                          ===============      =============


___________________________


(a) Does not reflect issued and undrawn letters of credit in the aggregate amount of $16.4 million. As of August 30, 1995, the New Credit Facility provides for revolving loans and letters of credit and/or letter of credit guarantees of up to $65 million at any time outstanding.


(b) The Senior Notes are net of original issue discount of $18.9 million and $17.7 million, as adjusted.


(c) In the event the Company sells less than approximately 2.6 million shares in the Offering (based upon the last reported sales price of the shares of Common Stock on August 29, 1995 of $4.3125 per share) the Company will fund the Senior Note Repurchase with the net proceeds of the offering, to the extent available, and then with borrowings under the New Credit Facility.



(d) Does not include 7,939,446 shares of Common Stock reserved for issuance pursuant to the Company's stock option program (of which 5,122,536 shares were subject to outstanding options at June 30, 1995 with a weighted average exercise price of $ 3.48), and 792,242 shares issuable upon conversion of the Convertible Debentures at a conversion price of $12.375 per share.


                MARKET PRICE OF COMMON STOCK AND DIVIDEND POLICY

         The Common Stock of the Company is listed on the American Stock Exchange under the symbol BUS." The following table sets forth the high and low sale prices for the Company's Common Stock during the periods indicated as reported by the American Stock Exchange:


                                                                               High                Low
                                                                         ----------------   -----------------
 First Quarter 1993  . . . . . . . . . . . . . . . . . . . . . . . . .         18 1/2             10 7/8
 Second Quarter 1993 . . . . . . . . . . . . . . . . . . . . . . . . .         22 3/4             16 3/4
 Third Quarter 1993  . . . . . . . . . . . . . . . . . . . . . . . . .         22                 11 1/8
 Fourth Quarter 1993 . . . . . . . . . . . . . . . . . . . . . . . . .         15 3/8             11 1/8

 First Quarter 1994  . . . . . . . . . . . . . . . . . . . . . . . . .         12 1/2              9 1/2
 Second Quarter 1994 . . . . . . . . . . . . . . . . . . . . . . . . .         11                  6 1/4
 Third Quarter 1994  . . . . . . . . . . . . . . . . . . . . . . . . .          6 7/8              1 3/4
 Fourth Quarter 1994 . . . . . . . . . . . . . . . . . . . . . . . . .          3                  1 5/8

 First Quarter 1995  . . . . . . . . . . . . . . . . . . . . . . . . .          2 3/4              1 1/4
 Second Quarter 1995 . . . . . . . . . . . . . . . . . . . . . . . . .          5 11/16            2 5/16
 Third Quarter to August 29, 1995  . . . . . . . . . . . . . . . . . .          5 5/16             3 1/2



         The Company has not paid any dividends on the Common Stock in the past and does not expect to pay any dividends on the Common Stock in the foreseeable future. The indenture governing the Senior Notes restricts the Company's ability to pay, and the New Credit Facility prohibits the Company from paying, cash dividends on the Common Stock. In the event the Company were not contractually prohibited from paying dividends, the holders of Common Stock would be entitled to receive dividends only when and as declared by the Board of Directors of the Company, subject to the prior rights and preferences, if any, of holders of preferred stock.


                                   MANAGEMENT

         During late 1994 and early 1995 the Company, in response to declines in ridership and revenue, hired a new senior management team with significant experience in both the bus industry specifically, and the transportation industry in general. The Company's senior management team consists of the following individuals.

         Craig R. Lentzsch was elected to the Board of Directors on August 26, 1994. Effective November 15, 1994, Mr. Lentzsch became President and Chief Executive Officer of the Company. Mr. Lentzsch previously served as Executive Vice President and Chief Financial Officer of Motor Coach Industries International, Inc. where he had been employed since 1992; as President and Chief Executive Officer of Continental Asset Services, Inc. from 1991 to 1992; as a private consultant to, and investor in, Storehouse, Inc. from 1983 to 1991 and Communications Partners, Ltd. from 1989 to 1991; as Vice Chairman, Executive Vice President and a director of the Company from March 1987 to December 1989; and as Co-founder and President of BusLease, Inc. from 1980 to 1989. Mr. Lentzsch also serves as a director of Hastings Books, Records and Tapes and Enginetech, Inc.

         Jack W. Haugsland joined the Company on May 15, 1995 as Executive Vice President and Chief Operating Officer. From 1992 to 1995 Mr. Haugsland was President and Chief Executive Officer of Gray Line Worldwide. From 1991 to 1992 Mr. Haugsland held the position of Senior Vice President of Operations for the Company; and from 1986 to 1990 Mr. Haugsland served as President of Greyhound Travel Services, Inc., a former subsidiary of the Company. Mr. Haugsland began employment with the Company's predecessor in 1964.

         Steven L. Korby joined the Company as Executive Vice President and Chief Financial Officer on April 13, 1995. Prior to joining the Company, Mr. Korby was President of Armstrong Capital Corporation from 1994 to 1995 and served as Executive Vice President, Chief Financial Officer and Chief Technology Officer of Neodata Corporation and its predecessors from 1983 to 1993.

         Bradley T. Harslem joined the Company in December 1993 and serves as Senior Vice President - Information Services and Chief Information Officer. He is responsible for all of the corporation's computer systems and for the operation of the telephone sales centers. Prior to joining the Company, Mr. Harslem worked for American Airlines, Inc. for eighteen years in various engineering, finance, planning, marketing and technology roles. He served as Vice President - Sabre Travel Information Network from 1991 to 1993; as Vice President - Sabre Computer Services from 1988 to 1991 and as Managing Director
- - Marketing Administration from 1987 to 1988.

         J. Floyd Holland has served as Senior Vice President - Operations since September 1994 and is responsible for equipment maintenance, engineering, driver and bus operations, scheduling and capacity planning. From October 1992 to September 1994, he served as Vice President - Maintenance of the Company. From July 1987 to September 1992, he was Vice President - Fleet Operations and was responsible for fleet allocations. From October 1979 to July 1987, Mr. Holland served as Vice President of Operations and Transportation of Trailways. From April 1984 to December 1991, Mr. Holland served as a director of Trailways Commuter Transit, Inc., a former affiliate of the Company. Mr. Holland has been a member of the Board of Directors and Executive Committee of the National Bus Traffic Association since 1991.


Settlement of Legal Challenge to Appointment of Directors



         On June 12, 1995, Chriss Street & Company, Inc. and James R. Moriarty, former holders of Convertible Debentures, filed a lawsuit against the Company and Messrs. Peck and Werlin, seeking to invalidate the appointment of Messrs. Peck and Werlin to the Company's Board of Directors. On August 29, 1995 the parties to that litigation entered into a settlement agreement of all claims and the litigation was dismissed by the Delaware Chancery Court. Under the settlement agreement, the challenge to the appointment of Messrs. Peck and Werlin has been withdrawn and both shall remain on the Company's board.

                              SELLING STOCKHOLDER


         The following table sets forth the name of the Selling Stockholder, the aggregate number of shares of Common Stock identified by the Selling Stockholder as being beneficially owned by it as of August 29, 1995, and the aggregate number of shares of Common Stock being sold by it in the Offering.




                                      Number of       Number of        Number of         Percent of Common
                                      shares of       shares of        shares of          Stock Outstanding
                                    Common Stock     Common Stock    Common Stock     ------------------------
       Name and Address of          Owned Before    to be Sold in     to be Owned       Before        After
         Beneficial Owner             Offering         Offering     after Offering     Offering      Offering
 -------------------------------   ---------------  --------------  --------------   -----------   -----------
 Motor Coach Industries Limited       6,004,144       6,004,144            0            11.2%           0%
   1850 N. Central Avenue
   Mail Station 910
   Phoenix, Arizona  85004



         The Selling Stockholder acquired all of its shares of Common Stock in January 1995 pursuant to a standby purchase agreement entered into in connection with the Company's rights offering in December 1994. The Selling Stockholder also is an affiliate of the Company's principal supplier of buses.

                              PLAN OF DISTRIBUTION

         The Company and the Selling Stockholder will enter into a Selling Agency Agreement with Rothschild Inc. (the "Selling Agent"), a copy of which will be filed with the Securities and Exchange Commission as an Exhibit to the Registration Statement of which this Prospectus is a part.


         Under the terms of the Selling Agency Agreement, the Company and the Selling Stockholder have retained the Selling Agent, and the Selling Agent has agreed to use its best efforts to obtain purchasers for the 10,004,144 shares of the Company's Common Stock being offered by the Company and the Selling Stockholder, at the purchase price set forth on the cover page of this Prospectus. The Selling Agent has made no firm commitment and is under no obligation to purchase or sell all or any part of the shares offered hereby, but has agreed to use its best efforts to find purchasers for all of the shares. In the event that less than all of the Common Stock offered hereby is sold, the number of shares sold by the Company and the Selling Stockholder shall be reduced pro rata. The Selling Agent may authorize certain other members of the National Association of Securities Dealers, Inc. ("NASD") and foreign members not eligible for membership in the NASD but who agree to abide by the NASD's Rules of Fair Practice (the "Soliciting Dealers") to solicit purchasers for the shares of Common Stock offered by this Prospectus. The Company and the Selling Stockholder have agreed to pay the Selling Agent a
commission equal to $    per share (   % of the offering price), and the
Selling Agent will pay the Soliciting Dealers a concession equal to $    per
share sold by any Soliciting Dealer. It is expected that shares will be offered by the Selling Agent and any Soliciting Dealers primarily to institutional investors. The Company has also agreed to reimburse the Selling Agent for its out of pocket expenses, including fees and disbursements of counsel to the Selling Agent.


         The Selling Agent Agreement provides that the obligations of the Selling Agent are subject to certain conditions precedent and may be terminated upon material adverse changes affecting the Company, outbreak or escalation of war, hostilities or other emergencies or calamities, suspension or limitation of trading on national securities exchanges, banking moratoria, changes in law, and other market-related developments.

         All payments for shares purchased pursuant to this Offering will be made by the purchasers to the Selling Agent for the account of the Company and the Selling Stockholder at the closing. Under the terms of the Selling Agency Agreement, the offering will conclude 5 business days after the date of this Prospectus (or earlier if all 10,004,144 shares are sold), subject to an extension of up to 10 business days by agreement of the Company, the Selling Stockholder and the Selling Agent.

         The Selling Agency Agreement contains covenants of indemnity and contribution among the Selling Agent, the Company, and the Selling Stockholder against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended. The Selling Agent may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended.

         The Company, its officers and directors, the Selling Stockholder, and
certain other holders who in the aggregate own approximately       shares of
the Company's Common Stock have agreed not to offer, sell, or otherwise dispose of any additional shares of Common Stock for a period of 120 days after the date of this Prospectus (180 days in the case of the Company) without the prior written consent of the Selling Agent, except that the Company may issue, and grant options to purchase, shares of Common Stock under its existing stock plans and the Company may issue shares of Common Stock upon the exercise of any currently outstanding convertible securities.

         The Selling Agent acted as the Company's financial advisor in connection with its 1994 financial restructuring, including the tender offer and conversion of the Convertible Debentures and the rights offering in which an aggregate of 39.1 million shares of Common Stock were issued. The Selling Agent also advised the Company on the structuring and negotiation of the credit facility in October 1994 and the renegotiation and expansion of this facility in June 1995.

         The Company has applied to the American Stock Exchange for approval of the listing of the portion of the shares of Common Stock to be sold by it, subject to official notice of issuance.


                                 LEGAL MATTERS

         Certain legal matters with respect to the Common Stock offered hereby will be passed upon for the Company by Weil, Gotshal & Manges (a partnership including professional corporations), Dallas, Texas. Certain legal matters in connection with the sale of the Common Stock offered hereby will be passed upon for the Selling Agent by Piper & Marbury L.L.P., New York, New York.


                                    EXPERTS

         The audited consolidated financial statements and schedules of Greyhound Lines, Inc., incorporated by reference into this Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

- -----------------------------------------------        -----------------------------------------------
- -----------------------------------------------        -----------------------------------------------

NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS
BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO
MAKE ANY REPRESENTATIONS NOT CONTAINED IN, OR
INCORPORATED BY REFERENCE IN, THIS PROSPECTUS,
IN CONNECTION WITH THE OFFERING COVERED BY
THIS PROSPECTUS.  IF GIVEN OR MADE, SUCH
INFORMATION OR REPRESENTATIONS MUST NOT BE
RELIED UPON AS HAVING BEEN AUTHORIZED BY THE                          10,004,144 SHARES
COMPANY, THE SELLING STOCKHOLDER OR THE
SELLING AGENT.  THIS PROSPECTUS DOES NOT
CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION
OF AN OFFER TO BUY, THE COMMON STOCK IN ANY
JURISDICTION WHERE, OR TO ANY PERSON TO WHOM,
IT IS UNLAWFUL TO MAKE SUCH OFFER OR
SOLICITATION.  NEITHER THE DELIVERY OF THIS                                 [LOGO]
PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL,
UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION
THAT THERE HAS NOT BEEN ANY CHANGE IN THE
FACTS SET FORTH IN THIS PROSPECTUS OR
INCORPORATED BY REFERENCE HEREIN OR IN THE
AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.                       GREYHOUND LINES, INC.



                                                                         COMMON STOCK


                                                                    _____________________

                                                                     P R O S P E C T U S
                                                                    ---------------------


       ---------------------------------

               TABLE OF CONTENTS
                                           PAGE                        ROTHSCHILD INC.
                                           ----
Available Information . . . . . . . . . . .  2
Incorporation of Certain Documents
   by Reference . . . . . . . . . . . . . .  2
Prospectus Summary  . . . . . . . . . . . .  4
Risk Factors  . . . . . . . . . . . . . . . 10
Use of Proceeds . . . . . . . . . . . . . . 12
Capitalization  . . . . . . . . . . . . . . 13
Market Price of Common Stock and
   Dividend Policy  . . . . . . . . . . . . 14
Management  . . . . . . . . . . . . . . . . 14
Selling Stockholder . . . . . . . . . . . . 16
Plan of Distribution  . . . . . . . . . . . 17
Legal Matters . . . . . . . . . . . . . . . 18
Experts . . . . . . . . . . . . . . . . . . 18                                     , 1995


- -----------------------------------------------        -----------------------------------------------
- -----------------------------------------------        -----------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the expenses payable in connection with the offering of the securities to be registered and offered hereby. All of such expenses are estimates, other than the registration fee payable to the Securities and Exchange Commission.

Securities and Exchange Commission Registration Fee . . . . . . . . . . . . . . . . . . . . .    $    15,310
NASD Fee  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          4,940
American Stock Exchange Additional Listing Fee  . . . . . . . . . . . . . . . . . . . . . . .
Blue Sky Fees and Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Printing and Engraving Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Legal Fees and Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Accounting Fees and Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Miscellaneous . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                                                                                  ----------

         TOTAL  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $
                                                                                                  ==========


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


         The Company is incorporated in Delaware. Under Section 145 of the General Corporation Law of the State of Delaware, a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any such action, suit or proceeding. Article Sixth of the Restated Certificate of Incorporation of the Company provides for mandatory indemnification of directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware. Reference is made to the Restated Certificate of Incorporation filed as exhibit 4.1 hereto.


         Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. Article Seventh of the Restated Certificate of Incorporation of the Company provides that, to the fullest extent permitted by the General Corporation Law of the State of Delaware, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person thereof in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered pursuant to this Registration Statement, the Company will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


ITEM 16.  EXHIBITS.

         The following is a list of all exhibits filed as a part of this Registration Statement.


1.1       --   Form of Selling Agency Agreement.(7)

4.1       --   Restated Certificate of Incorporation of Greyhound Lines,
               Inc.(1)

4.2       --   Restated Bylaws of Greyhound Lines, Inc.(1)

4.3       --   Article Fourth  of the Restated Certificate  of Incorporation
               of the Company relating  to its capital stock.(2)

4.4       --   Certificate  of Amendment to the Restated Certificate of
               Incorporation of the Company amending Article Four thereof.(3)

4.5       --   Certificate of Amendment to the  Restated Certificate of
               Incorporation of the Company amending Article Eight thereof.(4)

4.6       --   Certificate of Designation of Series A Junior Preferred Stock of
               the Company.(4)

5.1       --   Opinion of Weil, Gotshal & Manges.(5)

23.1      --   Consent of Weil, Gotshal & Manges. (included in Exhibit 5.1)

23.2      --   Consent of Arthur Andersen LLP.(6)


24.1      --   Power of Attorney.(7)


_________________________

(1) Incorporated by reference from the Registration Statement on Form S-1 (File Nos. 33-45060-01 and 33-45060-02) regarding the Company's 8 1/2%
         Convertible Subordinated Debentures due 2007.

(2) Incorporated by reference from the Company's Registration Statement on Form S-3 (File No. 33-61044).

(3) Incorporated by reference from the Company's Registration Statement on Form S-8 (File No. 33-63506) regarding the Company's 1991 and 1993 Management Stock Option Plans.

(4) Incorporated by reference from the Company's Quarterly Report in Form 10-Q for the quarter ended June 30, 1994.


(5)      To be filed by amendment.



(6)      Filed herewith.



(7)      Previously filed.

ITEM 17.  UNDERTAKINGS.

         (a)     See Item 15.

         (b) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

         (c) For the purpose of determining any liabilities under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (d) For purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 31st day of August, 1995.



                                     GREYHOUND LINES, INC.




                                     By:

                                                 /s/  Steven L. Korby
                                        ----------------------------------------
                                                      Steven L. Korby

                                       Executive Vice President, Chief Financial


                                                   Officer and Treasurer




         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.




                     Signature                                     Title                       Date
                     ---------                                     -----                       ----
                        *                              Chairman of the Board and          August 31, 1995
- ---------------------------------------------------    Director
                 Thomas G. Plaskett



                        *                              Director, President and            August 31, 1995
- ---------------------------------------------------    Chief Executive Officer
                 Craig R. Lentzsch                     (Principal
                                                       Executive Officer)


             /s/  Steven L. Korby                      Executive Vice President,          August  31, 1995
- ---------------------------------------------------    Chief Financial Officer and
                  Steven L. Korby                      Treasurer (Principal
                                                       Financial and Accounting
                                                       Officer)




                         *                             Director                           August  31, 1995
- ---------------------------------------------------
                  Richard J. Caley


                         *                             Director                           August  31, 1995
- ---------------------------------------------------
               Alfred E. Osborne, Jr.

                     Signature                                     Title                       Date
                     ---------                                     -----                       ----

                        *                                        Director                August 31, 1995
- ---------------------------------------------------
                  Herbert Abramson


                         *                                       Director                August 31, 1995
- ---------------------------------------------------
                 Frank L. Nageotte


                         *                                       Director                August 31, 1995
- ---------------------------------------------------
                  Stephen M. Peck


                         *                                       Director                August 31, 1995
- ---------------------------------------------------
                   Ernest P. Werlin


*By:            /s/ STEVEN L. KORBY                                                      August 31 , 1995
        -------------------------------------------
                    Steven L. Korby
                    Attorney-in-Fact



                                 EXHIBIT INDEX



                                                                                            Sequentially
Exhibit No.             Description                                                        Numbered Pages
- -----------             -----------                                                        --------------
1.1                  --   Form of Selling Agency Agreement.(7)

4.1                  --   Restated Certificate of Incorporation of Greyhound Lines,
                          Inc.(1)

4.2                  --   Restated Bylaws of Greyhound Lines, Inc.(1)

4.3                  --   Article Fourth  of the Restated Certificate  of Incorporation
                          of the Company relating  to its capital stock.(2)

4.4                  --   Certificate  of Amendment to the Restated Certificate of
                          Incorporation of the Company amending Article Four thereof.(3)

4.5                  --   Certificate of Amendment to the  Restated Certificate of
                          Incorporation of the Company amending Article Eight thereof.(4)

4.6                  --   Certificate of Designation of Series A Junior Preferred Stock of
                          the Company.(4)

5.1                  --   Opinion of Weil, Gotshal & Manges.(5)

23.1                 --   Consent of Weil, Gotshal & Manges. (included in Exhibit 5.1)

23.2                 --   Consent of Arthur Andersen LLP.(6)

24.1                 --   Power of Attorney.(7)


_________________________



(1) Incorporated by reference from the Registration Statement on Form S-1 (File Nos. 33-45060-01 and 33-45060-02) regarding the Company's 8 1/2%
         Convertible Subordinated Debentures due 2007.



(2) Incorporated by reference from the Company's Registration Statement on Form S-3 (File No. 33-61044).



(3) Incorporated by reference from the Company's Registration Statement on Form S-8 (File No. 33-63506) regarding the Company's 1991 and 1993 Management Stock Option Plans.



(4) Incorporated by reference from the Company's Quarterly Report in Form 10-Q for the quarter ended June 30, 1994.



(5)      To be filed by amendment.



(6)      Filed herewith.



(7)      Previously filed.